Exhibit (d)(3)(i)

AMENDED SCHEDULE A

to the

EXPENSE LIMITATION AGREEMENT

VOYA VARIABLE FUNDS

OPERATING EXPENSE LIMITS

Name of Fund*	Maximum Operating Expense Limit
	(as a percentage of average net assets)

		Share Classes

	Adviser	I	S	S2

Voya Growth and Income	1.27%	0.67%	0.92%	1.07%
Portfolio
Term Expires May 1, 2023

/s/ HE HE

Effective Date: May 1, 2022, to reflect a lowering of the expense limits in connection with the expiration of the management fee waiver.

*This Agreement shall automatically renew for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.